UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2012 Annual General Meeting of Shareholders (the “Proxy Statement”).

2.	A copy of the Proxy Card with respect to the Registrant’s 2012 Annual General Meeting of Shareholders.

The Proxy Statement does not reflect the information included in the report on Schedule 13G filed with the Securities and Exchange Commission on May 16, 2012, in respect of shares of the Registrant held by MAK Capital One L.L.C., MAK Capital Fund LP, MAK-ro Capital Master Fund LP, Michael A. Kaufman, Paloma International L.P. and S. Donald Sussman.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 81101, Israel

May 18, 2012

Dear Shareholder:

You are cordially invited to attend the 2012 Annual General Meeting of Shareholders of Orbotech Ltd. to be held at 10:00 a.m., Israel time, on Sunday, June 24, 2012, at Orbotech’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

You will be asked at this meeting to take action on the matters set forth in the attached Notice of Annual General Meeting of Shareholders. The Board of Directors is recommending that you vote “FOR” the election of all of the nominees to the Board of Directors and the Audit Committee of the Board of Directors is recommending that you vote “FOR” Item 2 specified on the enclosed form of proxy.

At the meeting, a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on May 16, 2012, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

RAANAN COHEN

President and Chief Executive Officer

ORBOTECH LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Yavne, Israel

May 18, 2012

Notice is hereby given that the 2012 Annual General Meeting of Shareholders (the “2012 Annual General Meeting” or the “Meeting”) of Orbotech Ltd. (the “Company”) will be held on Sunday, June 24, 2012, at 10:00 a.m., Israel time, at the Company’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, for the following purposes:

(1)	To elect five directors to the Board of Directors, including two who will serve as ‘external directors’ and to approve the external directors’ remuneration and benefits;

(2)	To re-appoint the Company’s auditors for the fiscal year ending December 31, 2012, and until the next annual general meeting, and to authorize the Board of Directors to determine the remuneration of the auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors;

(3)	To receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2011; and

(4)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of trading on May 16, 2012, are entitled to notice of, and to vote at, the 2012 Annual General Meeting. All shareholders are cordially invited to attend the Meeting in person. No less than two members present in person or by proxy, and holding or representing between them Ordinary Shares of the Company conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to Sunday, July 1, 2012, at the same time and place. At any such adjourned Meeting any members present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting and provide the required information may revoke their proxies and vote their shares in person. Shareholders may also revoke their proxies before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date.

Joint holders of shares should take note that, pursuant to Article 62 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company’s share register.

By Order of the Board of Directors

YOCHAI RICHTER Active Chairman of the Board of Directors	RAANAN COHEN President and Chief Executive Officer

The Annual Report of the Company for the fiscal year ended December 31, 2011, including its consolidated financial statements, is enclosed but is not a part of the proxy solicitation material.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 81101, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Sheqels (“NIS”) 0.14 nominal (par) value per share (“Ordinary Shares”), of Orbotech Ltd. (“Orbotech” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at the Company’s 2012 Annual General Meeting of Shareholders (the “2012 Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Sunday, June 24, 2012, at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

It is proposed that at the 2012 Annual General Meeting the following resolutions be adopted: (a) five persons, including two who will serve as ‘external directors’, be elected to the Board and that the external directors’ remuneration and benefits be approved; and (b) the external auditors of the Company be re-appointed for the fiscal year ending December 31, 2012, and until the next annual general meeting, and the Board be authorized to determine the remuneration of the auditors for the current fiscal year in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board (the “Audit Committee”). At the Meeting the shareholders will also receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2011.

The affirmative vote of shareholders represented and voting at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed resolutions, provided that with respect to the election of each of the nominees for external directors and their participation in the 2005 Directors Plan (as defined herein), that majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voting, or alternatively that the non-controlling shareholders and shareholders that do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder) who are present and voted against the election hold two percent or less of the voting power of the Company. The Company is not currently aware of any controlling shareholders as such term is defined for purposes of the Israel Companies Law 5759, 1999, as amended (the “Companies Law”).

The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy or as provided in the preceding paragraph, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting (as specified below), will be voted in favor of all the matters to be presented to the Meeting. In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at

Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on June 22, 2012, the last business day immediately preceding the date of the Meeting (and, in each case, not revoked prior to such time). Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

Proxies for use at the Meeting are being solicited by the Board. Only shareholders of record at the close of trading on May 16, 2012, will be entitled to notice of, and to vote at, the 2012 Annual General Meeting. Proxies are being mailed to shareholders on or about May 18, 2012, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. The Company will bear the costs of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding at the close of trading on May 16, 2012, 43,500,173 Ordinary Shares1, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two members present in person or by proxy, and holding or representing between them Ordinary Shares conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to Sunday, July 1, 2012, at the same time and place. At any such adjourned Meeting, any members present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, a distinction is made between abstentions and broker non-votes. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority. Shares subject to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as being present or as having been voted in respect thereof. Shares subject to abstentions are also not treated as having been voted in respect of the applicable proposal, but they are counted as being present for all purposes.

1	Does not include a total, as at that date, of 5,294,970 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company or available for grant pursuant to such plans, of which: 3,814,886 were subject to outstanding stock options (2,329,858 of which had vested); 379,578 were subject to outstanding and unvested restricted stock units or restricted share units (“RSU”s); and 1,100,506 remained available for future equity awards pursuant to such plans, as described under the heading “Beneficial Ownership of Securities by Certain Beneficial Owners and Management”.

Also does not include a total of 1,993,293 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of May 16, 2012 (except as noted below), concerning (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by Directors and the Senior Management and Corporate Officers of the Company (the “Directors and/or Executives”) as a group.

Identity of Person or Group	Number of Shares(1)	Percentage of Ordinary Shares Outstanding(1)
• Harris Associates L.P. (2) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	6,010,498	13.82%

• FMR LLC (3) 82 Devonshire Street Boston, Massachusetts 02109	3,100,000	7.13%

• Dr. Jacob Richter (4) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	3,033,945	6.97%

• Clal Insurance Enterprises Holdings Ltd. (5) 48 Menachem Begin Street Tel Aviv, 66180 Israel	2,501,660	5.75%

• T. Rowe Price Associates, Inc. (6) 100 E. Pratt Street Baltimore, Maryland 21202	2,377,184	5.46%

• Directors and Executives as a group (consisting of 17 persons) (7)	5,598,816	12.62%

(1)	The Company had outstanding, on May 16, 2012, 43,500,173 Ordinary Shares. This number does not include a total, as at that date, of 5,294,970 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company or available for grant pursuant to such plans, of which: 3,814,886 were subject to outstanding stock options (2,329,858 of which had vested); 379,578 were subject to outstanding and unvested RSUs; and 1,100,506 remained available for future equity awards pursuant to such plans, comprised of:

(a)	4,052,532 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which:

(i)	3,597,286 Ordinary Shares were subject to options that had been granted (2,112,351 of which had vested); and

(ii)	455,246 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan;

(b)	1,000,000 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:

(i)	354,740 Ordinary Shares were subject to outstanding and unvested RSUs; and

(ii)	645,260 Ordinary Shares remained available for future equity awards pursuant to the 2010 Plan; and

(c)	242,438 Ordinary Shares collectively issuable pursuant to equity awards under the equity remuneration plans that had been adopted or assumed by Photon Dynamics, Inc. prior to its acquisition by the Company on October 2, 2008 and which were assumed by the Company on that date, of which:

(i)	217,600 Ordinary Shares were subject to options (217,507 of which had vested); and

(ii)	24,838 Ordinary Shares were subject to outstanding and unvested RSUs.

Also does not include 1,993,293 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the United States Securities and Exchange Commission (the “SEC”).

(2)	As of December 31, 2011, based on a report filed with the SEC dated February 14, 2012. The report disclosed sole voting and dispositive power as to all 6,010,498 Ordinary Shares by Harris Associates L.P. (“Harris”) and by Harris Associates Inc., its general partner. The report disclosed that by reason of Harris’ advisory and other relationships with the person who owns the 6,010,498 Ordinary Shares, Harris may be deemed to be the beneficial owner of such Ordinary Shares. Harris has the power to vote the Ordinary Shares in circumstances it determines to be appropriate in connection with assisting its advised clients by either providing information or advice to the persons having such power or by exercising the power to vote.

(3)	As of December 31, 2011, based on a report filed with the SEC dated February 14, 2012. The report disclosed dispositive power as to all 3,100,000 Ordinary Shares by FMR LLC and by Edward C. Johnson 3d, members of whose family may be deemed to form a controlling group with respect to FMR LLC. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC, is an investment advisor registered under the IAA and is also a beneficial owner of all such Ordinary Shares as a result of acting as investment adviser to Fidelity Low-Priced Stock Fund, an investment company registered under the ICA and the owner of such Ordinary Shares. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. The power to vote all such Ordinary Shares resides with the Fidelity Funds’ Boards of Trustees. Fidelity votes the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(4)	As of January 3, 2012, based on a report filed with the SEC dated January 3, 2012. The report disclosed sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to all 3,033,945 Ordinary Shares, with Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board, are brothers.

(5)

As of February 23, 2012, based on a report filed with the SEC dated March 7, 2012. The report disclosed shared dispositive power and shared voting power as to 2,501,660 Ordinary Shares by Clal Insurance Enterprises Holdings Ltd. (“Clal”), an Israeli public corporation, IDB Development Corporation Ltd. (“IDB Development”), an Israeli private corporation, IDB Holding Corporation Ltd. (“IDB Holding”), an Israeli public corporation, Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat. Of the 2,501,660 Ordinary Shares reported as beneficially owned by Clal, the report disclosed that: (i) 77,000 Ordinary Shares are beneficially held for its own account; and (ii) 2,424,660 Ordinary Shares are held for members of the public through a variety of investment funds that are managed by subsidiaries of Clal which operate under independent management and make independent voting decisions. The report also disclosed that by reason of IDB Development’s majority ownership of Clal, it may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the shares owned by Clal. Further disclosed is that by reason of IDB Holding’s control of Clal through its 100% ownership of IDB

Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the shares owned by Clal. Finally, by reason of their control of Clal through their interests in, and relationships among them with respect to, IDB Holding, Mr. Dankner, Mrs. Bergman, Mrs. Manor and Mr. Livnat may be deemed beneficial owners of, and to share the power to vote and dispose of, the shares owned by Clal. The report notes that it should not be construed as an admission by: (i) Clal that it is the beneficial owner of more than 77,000 Ordinary Shares; and (ii) the other reporting persons that they are the beneficial owners of any of the Ordinary Shares deemed to be beneficially owned by Clal.

(6)	As of December 31, 2011, based on a report filed with the SEC dated February 8, 2012. The report disclosed sole voting power as to 210,484 of such Ordinary Shares, and sole dispositive power as to all 2,377,184 Ordinary Shares, by T. Rowe Price Associates, Inc. (“TRP”), an investment advisor registered under the IAA. For purposes of the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), TRP is deemed to be the beneficial owner of such shares; however, it expressly disclaims that it is, in fact, the beneficial owner of such shares.

(7)	Includes 860,752 Ordinary Shares issuable upon the exercise of options referred to in footnote (1) above which had either vested as of, or will vest within 60 days from, May 16, 2012. Also includes 233,257 Ordinary Shares awarded as Restricted Shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

ITEM 1—Election	of Directors

The Articles of Association of the Company (the “Articles”) provide that the minimum number of members of the Board is three and the maximum number is eleven. The Board is presently comprised of ten members. All but three of the current ten directors are designated into one of the three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office.

Dr. Jacob Richter was appointed as a member of the Board with effect from January 1, 2012 until the 2012 Annual General Meeting but was not at that time designated into any class of Directors. Dr. Richter is a candidate for election as a Class III Director for a term of approximately one year expiring at the Company’s annual general meeting to be held in 2013.

The other two of the Company’s current ten directors that are not designated into a particular class serve as external directors under the provisions of the Companies Law. Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as ‘external directors’. No person may be appointed as an external director if such person is a relative of a controlling shareholder, or if such person, a relative, partner or employer of such person, or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed, with any controlling shareholder of the company, with a relative of such controlling shareholder, or with any entity controlled by the company or by a controlling shareholder of the company, or, if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, any affiliation to the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or to a shareholder holding 5% or more of the outstanding shares or voting rights of the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis or control, as well as service as an office holder (as that term is defined in the Companies Law) (which term includes a director).

In addition, no person may serve as an external director if: (a) the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director; (b) at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; (c) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (d) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described in the previous paragraph, unless such relations are negligible; or (e) such person received compensation, directly or indirectly, in connection with such person’s services as an external director, other than as permitted under the Companies Law and the regulations promulgated thereunder. If, at the time of election of an external director, all other directors who are not controlling shareholders of such company or their relatives, are of the same gender, then the external director to be elected must be of the other gender.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice, provided that at least one of the external directors has financial and accounting expertise. The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration those criteria and matters set forth in the regulations. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. The Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

External directors are elected for a term of three years and may be re-elected to two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred: (a) the reappointment of the external director has been proposed by one or more shareholders holding together one percent or more of the aggregate voting rights in the company, and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (i) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and abstentions are disregarded, and (ii) the total number of shares of shareholders who do not have a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and/or who are not controlling shareholders, present and voting in favor of the appointment exceed two percent of the aggregate voting rights in the company; or (b) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director (as detailed below).

However, under regulations promulgated pursuant to the Companies Law, companies, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond the three three-year terms: (i) the audit committee and board of directors must determine that, in light of the external director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the external director must be re-elected by the majority of shareholders required for the re-appointment of an external director for the additional two terms of three years (as detailed in the paragraph above); and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval.

Following the termination of service of an external director, a public company, a controlling shareholder thereof and any entity controlled by a controlling shareholder, may not grant any benefit, directly or indirectly, to any person who served as an external director of such public company, or to his or her relative, including, not appointing such person, or his or her relative, as an office holder of such public company or of any entity controlled by a controlling shareholder of such public company, not employing such person or his or her relative and not receiving professional services for pay from such person or his or her relative, either directly or indirectly, including through a corporation controlled by such person, or his or her relative, all until the lapse of two years from termination of office with respect to the external director, his or her spouse or child and until the lapse of one year from termination of office with respect to other relatives of the former external director.

Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that for their initial appointment, such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voting, or that the non-controlling shareholders or shareholders who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder) who are present and voted against the election hold two percent or less of the voting power of the company.

Under the Companies Law, an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duty of loyalty and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duty of loyalty to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

In accordance with the Articles, any vacancies on the Board, including unfilled positions, may be filled by a majority of the directors then in office, and each director appointed in this manner would hold office until the end of the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles). Under this mechanism, Dr. Jacob Richter was appointed as a member of the Board with effect from January 1, 2012 until the 2012 Annual General Meeting but was not at that time designated into any class of Directors.

In a 2008 amendment, the Companies Law introduced the concept of ‘independent’ directors in addition to external directors. This concept was reinforced in a 2011 amendment to the Companies Law. An independent director is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the subject company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. An independent director may be removed from office in the same manner that an external director may be removed.

Pursuant to the Companies Law, a public company, such as the Company, may include in its articles of association a provision providing that a specified number of its directors be independent directors or may adopt a standard provision providing that a majority of its directors be independent directors or, if there is a controlling shareholder or a 25% or more shareholder, that at least one-third of its directors be independent directors.

Regulations promulgated pursuant to the Companies Law provide that a director in a company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards for audit committee membership and who meets certain non-affiliation criteria, which are less stringent than those applicable to external directors, would be deemed an ‘independent’ director pursuant to the Companies Law provided he or she has not served as a director for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if the audit committee and the board of directors determine that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is to the company’s benefit.

Although the Company has not included in its Articles a provision providing that a specified number of its directors be independent directors, it believes that five of its current ten directors qualify as independent directors under the Companies Law, an additional two of its current directors who have served as directors for more than nine consecutive years could qualify as independent directors under the Companies Law if its Audit Committee and Board were to make the determination as aforesaid and seven of them would qualify as independent under Nasdaq independence standards. Following the Meeting, and assuming the election of all of the nominees to the Board and the departure from the Board of Mr. Haim Benyamini (whose term of office expires at the Meeting and who is not standing for re-election), five of the Company’s then ten directors would, the Company believes, qualify as independent directors under the Companies Law, an additional two of its directors who have served as directors for more than nine consecutive years could qualify as independent directors under the Companies Law if its Audit Committee and the Board were to make the determination as aforesaid and seven of its then ten directors would qualify as independent under Nasdaq independence standards.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as a director.

A director, including an external director or an independent director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

At the Meeting, two of the three Class II Directors currently in office, Prof. Shimon Ullman and Mr. Dan Falk, are candidates for re-election as Class II Directors for terms expiring at the Company’s annual general meeting to be held in 2015 (Mr. Haim Benyamini, the third of the three current Class II Directors, is not standing for re-election); and one nominee, Dr. Jacob Richter, who, at a meeting of the Board on January 1, 2012, was appointed as a member of the Board with effect on and from January 1, 2012 and until the 2012 Annual General Meeting (but was not designated into any class), is a candidate for election as a Class III Director for a term of approximately one year expiring at the Company’s annual general meeting to be held in 2013. The Nominating Committee of the Board (the “Nominating Committee”) has recommended to the Board, and the Board is recommending to shareholders, the election of each of these proposed nominees. In addition, one nominee, Mr. Gideon Lahav (who is currently an external director of the Company), is a candidate for re-election as an external director for a new additional term of three years; and Mr. Avner Hermoni is a candidate for election as an additional external director for a term of three years. The Nominating Committee and the Board have reviewed the qualifications of Mr. Lahav and Mr. Hermoni and the Nominating Committee has recommended, and the Board is also recommending, that Mr. Lahav be re-elected at the Meeting as an external director for a new, additional, three-year term, and that Mr. Hermoni be elected at the Meeting as an external director for a three-year term.

It is intended that proxies (other than those directing the proxy holders to vote otherwise) will be voted for the re-election of Prof. Ullman and Mr. Falk as Class II Directors, for the election of Dr. Richter as a Class III Director and for the re-election and for the election, respectively, of Mr. Gideon Lahav and Mr. Hermoni as external directors. If these nominees are so elected, the Board would be comprised of ten members, seven of whom would be designated into one of the three different classes. The remaining three directors would be the external directors. Each of the nominees will hold office until the expiration of their respective terms of appointment and until their respective successors shall have duly taken office unless the office is earlier vacated under any relevant provisions of the Articles or the Companies Law. In the event any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

Set forth below is information, as at May 16, 2012, concerning the directors of the Company (other than the retiring director, Mr. Benyamini) and the nominee for election as an additional external director, Mr. Hermoni.

Nominees for terms expiring in 2015

Class II Directors whose current terms expire at the 2012 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Prof. Shimon Ullman (2)(3)	Professor of Computer Science, Weizmann Institute of Science	January 28, 1948	1992	143,767	(4)

Dan Falk (2)(5)(6)	Company Director and Consultant	January 12, 1945	1997	38,412	(4)

External Director whose current term expires on June 22, 2012

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Gideon Lahav (2)(7)	Company Director and Consultant	December 9, 1929	2009	(8)	15,210	(4)

Proposed Additional External Director

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Avner Hermoni (9)	Chief Executive Officer of NaanDanJain Irrigation Ltd.	December 5, 1947	—	—	(4)

Nominee for term expiring in 2013

Proposed additional Class III Director who is not currently designated to any class and whose current term expires at the 2012 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Dr. Jacob Richter (10)	Chairman of the Board of Directors of Medinol Ltd.	December 24, 1945	2012	(11)	3,033,945	6.97%

Continuing directors

Class III Directors whose current terms expire at the annual general meeting in 2013

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Yehudit Bronicki (2)	Managing Director of Ormat Industries Ltd.	December 29, 1941	2000	(12)	30,412	(4)

Arie Weisberg	Company Director and Consultant	October 19, 1950	2010		237,053	(4)

Class I Directors whose current terms expire at the annual general meeting in 2014

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Yochai Richter (10)	Active Chairman of the Board of Orbotech	September 17, 1942	1992	1,391,207	2.92%

Eliezer Tokman (2)(13)	Chief Executive Officer of Siemens Israel Ltd.	May 13, 1950	2007	25,050	(4)

Current External Directors

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Dr. Michael Anghel (2)(14)	Company Director and Executive	January 13, 1939	2008	(15)	22,632	(4)

Gideon Lahav (2)(7)	Company Director and Consultant	December 9, 1929	2009	(8)	15,210	(4)

(1)	The number and percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d—3(d) promulgated under the Exchange Act. Includes:
(a)	155,572 Ordinary Shares (in the case of Mr. Weisberg), 119,133 Ordinary Shares (in the case of Mr. Richter), 20,674 Ordinary Shares (in the case of Mrs. Bronicki, Mr. Falk and Prof. Ullman), 16,844 Ordinary Shares (in the case of Mr. Tokman), 14,574 Ordinary Shares (in the case of Dr. Anghel) and 9,273 Ordinary Shares (in the case of Mr. Lahav), subject to vested but unexercised options; and
(b)	35,106 Ordinary Shares (in the case of Mr. Weisberg), 31,319 Ordinary Shares (in the case of Mr. Richter), 9,738 Ordinary Shares (in the case of Mrs. Bronicki, Mr. Falk and Prof. Ullman), 8,206 Ordinary Shares (in the case of Mr. Tokman), 8,058 Ordinary Shares (in the case of Dr. Anghel), 5,937 Ordinary Shares (in the case of Mr. Lahav) and 2,440 Ordinary Shares (in the case of Dr. Richter) issued as Restricted Shares, regardless of whether the applicable restrictions have lapsed.
(2)	‘Independent director’ as defined in the Nasdaq listing standards.
(3)	Member of the Nominating Committee.
(4)	Less than 1%.
(5)	Member of the Audit Committee, the Remuneration Committee of the Board (the “Remuneration Committee”) and the Nominating Committee.
(6)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC.
(7)	Member of the Audit Committee and the Nominating Committee.
(8)	Mr. Lahav also served as a director of the Company between December 28, 1998 and June 25, 2006. Between June 21, 2000 and June 25, 2006, Mr. Lahav served two terms as an external director, the second of which expired on June 25, 2006. He was re-elected as an external director commencing from June 23, 2009.
(9)	If elected, Mr. Hermoni will serve as a member of the Audit Committee.
(10)	Dr. Jacob Richter and Yochai Richter are brothers.
(11)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993 and between September 29, 1997 and February 11, 2009.
(12)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.
(13)	Member of the Remuneration Committee.
(14)	Member of the Audit Committee and the Remuneration Committee.
(15)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006. Between June 21, 2000 and June 25, 2006, Dr. Anghel

served two terms as an external director, the second of which expired on June 25, 2006. He was re-elected as an external director commencing from September 18, 2008, and again commencing from June 26, 2011.

***********

Yochai Richter has been the Active Chairman of the Board since May 8, 2006, and was the Chief Executive Officer of the Company from November 2002 to May 8, 2006. He was the President and Chief Executive Officer from November 1994 to November 2002 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot Systems Ltd. (“Orbot”) and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until the acquisition by the Company, in 1992, of all of the outstanding shares of Orbot (the “Merger”). He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel is a member of the board of directors of Partner Communications Company Ltd., a cellular telephone company and Syneron Medical Ltd., which designs, develops and markets aesthetic medical products, both of which are Israeli Nasdaq-listed companies. He is also a director of the Strauss-Group Ltd., Dan Hotels Corporation Ltd, Evogene Ltd. and BioLineRx Ltd., all of which are Israeli companies listed on the Tel Aviv Stock Exchange. Dr. Anghel is chairman of Gravity Ltd., and also serves as chairman of the board of directors of the Israeli Center for Educational Technology. From 2004 to 2005, he served as the president and chief executive officer of Discount Capital Markets Ltd. In 1999, he founded CAP Ventures Ltd., and served as its managing director from 1999 to 2004. From 1977 to 1999, he served as director and senior manager of Discount Investment Corporation Ltd. (“DIC”). Dr. Anghel has been instrumental in founding several major Israeli communications operating companies including the principal Israeli cable television company and the major Israeli cellular telephone company, as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of Lahav, its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki has, since 1991, been the Managing Director of Ormat Industries Ltd. (“Ormat”), an Israeli manufacturer and developer of renewable energy power plants, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki is the chief executive officer, and a member of the boards of directors, of Ormat Technologies, Inc. (“Ormat Technologies”), a subsidiary of Ormat and a Delaware company listed on the New York Stock Exchange, and its subsidiaries. She served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd., which develops and provides multimedia digital recording solutions (“Nice”), Attunity Ltd., which develops and provides technology solutions for integrating disparate data sources, and Nova Measuring Instruments Ltd., which develops, produces and markets monitoring, measurement and process control systems for the semiconductor manufacturing industry, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Orad Hi-Tec Systems Ltd., an Israeli company, and is a member of the boards of directors of Plastopil Ltd., Amiad Filtration Systems Ltd. and Oridion Medical Systems Ltd., all of which are Israeli companies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of the Company from August 1995 to July 1999 and, between June 1994 and August 1995, served as its Executive Vice President and Chief Financial Officer. Prior thereto, he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew

University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd. (“IDB”), prior to joining Orbot.

Avner Hermoni has, since 2007, served as chief executive officer of NaanDanJain Irrigation Ltd., an Israeli company which produces and markets tailor-made irrigation solutions globally. From 2003 to 2005, he was chief operations officer of Nice and, from 2000 to 2003, was chief executive officer of Shiron Satellite Communications Ltd., a company that develops and deploys two-way, broadband, internet protocol-over-satellite solutions. From 1997 to 1999, he simultaneously held the positions of President at Kulicke & Soffa (Israel) Ltd. and Corporate Vice President at Kulicke & Soffa Industries, Inc., a Nasdaq-listed company that designs and manufactures semiconductor assembly equipment. From 1990 to 1997 he served as president of Orbot Instruments Ltd., a company that produced systems for inspecting patterned silicon wafers for yield enhancement and masks used during the patterning process. From 1986 to 1989 he served as co-managing director of Orbot’s subsidiary in Belgium. Mr. Hermoni holds a bachelor’s degree in economics from the University of Haifa.

Gideon Lahav serves as a member of the boards of directors of DIC, Koor Industries Ltd. and The First International Bank of Israel Ltd., all of which are Israeli publicly-traded companies. From 1991 to 1997, he served as the chairman of the boards of directors of IDB and its major banking subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Mortgage Bank Ltd. From 1986 to 1991, he served as the managing director of IDB and, from 1979 to 1986, as its deputy general manager. From 1974 to 1979 Mr. Lahav held the position of general manager of Barclays Discount Bank Ltd. (subsequently renamed Mercantile Discount Bank Ltd.). Between 1953 and 1974 he served in various capacities with the Government of Israel, including with the Ministry of Finance and the Ministry of Foreign Affairs, and, from 1969 to 1974, as the Director General of the Ministry of Industry and Trade. Mr. Lahav received his bachelor’s degree in economics from the Hebrew University in 1953.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company that designs, manufactures and sells stents, and has been a director of that company since 1993. He was managing director of Marathon—Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994, and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992, and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Eliezer Tokman currently serves as the chief executive officer of Siemens Israel and on the boards of directors of a number of privately-held companies. From 2001 to 2002, he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001, he was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1977 to 1998, Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor’s degree in electrical engineering from the Technion.

Dr. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Dr. Ullman was previously a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003, he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Dr. Ullman is a member of the Israel Academy of Sciences and Humanities and was the 2008 recipient of the international Rumelhart award in human cognition.

Arie Weisberg serves as a member of the board of directors of Lumenis Ltd., an Israeli Nasdaq-listed company, and Advanced Vision Technology Ltd. From May 2006 to June 2009, he was President and Chief Operating Officer of the Company. From November 2002 to May 2006, he was Co-President for Global Resources, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000, he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000, he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995, he was co-general manager of Orbotech S.A. and from July 1991 to January 1993, he was director of finance and operations of Orbot’s subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988, he was west region general manager of Solcoor Inc. He received his bachelor’s degree in agricultural economics from the Hebrew University.

Alternate Directors

The Articles provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director provided that such appointment is approved by a majority of the directors then in office, and that such appointing director may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the earlier of (i) the appointing director ceasing to be a director; (ii) the appointing director terminating the appointment; or (iii) the occurrence, with respect to the alternate, of any of the circumstances under which a director shall vacate his or her office. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. Under the Companies Law, external directors cannot generally appoint alternate directors, and a person who is not qualified to be appointed as an ‘independent’ director may not be appointed as an alternate to an independent director. At present, there are no appointments of alternate directors in effect.

The Articles also provide that the Board may delegate any, or all, of its powers to one or more committees of the Board, and may entrust to and confer upon a Managing Director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated and may be exercised only by the Board.

Audit, Remuneration and Nominating Committees; Executive Sessions of Independent Directors

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, the majority of whom must be independent directors. The Companies Law further stipulates that the following may not be members of the audit committee: (a) the chairman of the board of directors; (b) any director employed by or providing services on an ongoing basis to the company, to a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company; (c) a director whose livelihood depends on a controlling shareholder; and (d) a controlling shareholder or any relative of a controlling shareholder.

The Companies Law further requires that: (i) the chairperson of the audit committee must be an external director; (ii) generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings; and (iii) the quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee be a majority of the members of the audit committee, provided that the majority of the members present are independent directors and at least one of them is an external director.

The responsibilities of the audit committee under the Companies Law include: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) with respect to certain actions involving conflicts of interest and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, respectively, all for the purpose of approving such actions or transactions; (c) reviewing and deciding whether to approve certain related party transactions and certain transactions involving conflicts of interest; (d) reviewing the internal auditor’s work program; (e) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (f) examining the external auditor’s scope of work as well as the external auditor’s fees and providing the corporate organ responsible for determining the external auditor’s fees with its recommendations; and (g) providing for arrangements as to the manner in which the company will deal with employee complaints with respect to deficiencies in the administration of the company’s business and the protection to be provided to such employees.

Dr. Michael Anghel, Mr. Dan Falk and Mr. Gideon Lahav are the current members of the Audit Committee. If elected at the meeting, Mr. Avner Hermoni will, as an external director, also serve as a member of the Audit Committee. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards, and, as external directors, each of Dr. Anghel, Mr. Lahav and Mr. Hermoni qualifies as an independent director under the Companies Law. In addition, the Audit Committee and the Board have determined that Mr. Dan Falk also qualifies as an independent director under the Companies Law.

The Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, the Audit Committee meets with management at least once in each fiscal quarter at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board, and the Company’s shareholders have done so in the past. In addition, pursuant to the Companies Law, the Audit Committee is required to examine the external auditors’ fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board and approved by either the shareholders or the Board, as the case may be.

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board concerning matters related to the compensation of directors and certain executive employees of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). The Remuneration Committee is also authorized to administer the Company’s equity remuneration plans. Under the Companies Law, the Remuneration Committee may need to seek the approval of the Audit Committee, the Board and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an ‘independent director’ in accordance with the Nasdaq listing standards. Dr. Michael Anghel, Mr. Dan Falk and Mr. Eliezer Tokman are the current members of the Remuneration Committee.

Pursuant to the Companies Law, a remuneration committee that meets all of the requirements applicable to audit committees may approve, prior to the approval of the board of directors, any arrangement between a company and an office holder who is not a director as to such office holder’s terms of office and employment, including, a grant of exemption, indemnification and insurance, that otherwise would have required approval of the audit committee.

The principal role of the Nominating Committee is to identify individuals qualified to become members of the Board, to recommend such individuals for nomination for election to the Board and to make recommendations to the Board concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting members of the Board and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to the responsibilities of the Board in the context of the existing composition and needs of the Board and its committees. Membership of the Nominating Committee is limited to ‘independent directors’ in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. Mr. Dan Falk, Mr. Gideon Lahav and Dr. Shimon Ullman are the current members of the Nominating Committee.

At least twice per annum the independent directors of the Company meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

Certain Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as Active Chairman of the Board. For further information see Executive Remuneration—Remuneration of the Active Chairman of the Board.

For information concerning director remuneration and benefits, including the eligibility and participation of directors in the 2005 Directors Plan and outstanding equity awards to directors, including awards made during 2011, see Executive Remuneration—Other Directors’ Remuneration;—Equity Awards to Directors.

Certain equity awards held by certain officers of the Company are subject to immediate vesting in the event of death or a change in control of the Company. In addition, certain officers of the Company may, under certain circumstances, be eligible for increased severance pay.

Executive Remuneration

The following table sets forth, with respect to the Directors and Executives as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2011:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for stock options, Restricted Shares and RSUs
All Directors and Executives as a group (consisting of 17 persons including one person who is no longer a Director or Executive)	$5,283,810	$471,362	$1,097,187

Remuneration of the Active Chairman of the Board

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his monthly salary in effect at the time of termination plus certain benefits. He is also entitled to receive severance pay equal to 150% of his last monthly salary payment times the number of years employed by the Company (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

The Remuneration Committee, the Audit Committee, the Board and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $473,390 was paid to Mr. Richter in respect of 2011. Pursuant to shareholder approval, commencing from the 2010 Annual General Meeting of the Company, Mr. Richter became eligible to participate in the 2005 Directors Plan (as defined below) and will, for as long as he remains the Chairman of the Board, continue to receive annual equity-based remuneration with an aggregate value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares. In addition, as a continuing employee, equity awards made to Mr. Richter prior to his becoming so eligible will continue to vest and become exercisable on their original terms.

Other Directors’ Remuneration

Under arrangements approved by the Audit Committee, the Board and the shareholders of the Company, each of the members of the Board who is not, or will in the future cease to be, an employee of the Company is remunerated, as of September 2008, as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) participation compensation to each such director of NIS 2,500 plus VAT for every meeting of the Board or any committee thereof that the director attends. In addition, the Audit Committee, the Board and the shareholders of the Company have resolved that: (iii) the annual payment and the participation compensation of all such directors will be adjusted bi-annually to reflect changes in the Israeli CPI in the manner provided in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Regulations”); (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments, and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Regulations. On May 16, 2012, after adjustment as described in (iii) above, the annual payment to each non-employee director stood at NIS 71,860.35; and the participation compensation to each non-employee director stood at NIS 2,763.86.

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors of the Company (the “2005 Directors Plan”), which was amended with shareholder approval at the 2010 Annual General Meeting of the Company. Under the 2005 Directors Plan (as amended), each director who is in office immediately after any annual general meeting of shareholders of the Company, including external directors and directors who are employees of the Company, but not including the Chief Executive Officer (even if a director), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of options to purchase Ordinary Shares and Restricted Shares or RSUs, with an aggregate value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares with respect to the Chairman of the Board, and with an aggregate value equal to the lesser of $35,000 and the value of 3,000 Restricted Shares with respect to each other eligible director under the 2005 Directors Plan. All stock-based remuneration awarded under the 2005 Directors Plan may only be granted as part of, and out of shares available for grant under, the 2000 Plan or the 2010 Plan. Awards will be granted to the extent that there are sufficient Ordinary Shares reserved under the 2000 Plan, the 2010 Plan and any other equity remuneration plan of the Company. Equity awards under the 2005 Directors Plan will, to the extent that there are sufficient options available for grant under the applicable Company equity plan, be apportioned at a ratio of one Restricted Share or RSU for every 2.5 Ordinary Shares subject to an option. All awards vest in full on May 31 of the calendar year following the year in which they are granted and are otherwise generally subject to the terms of the applicable Company equity plan under which they are awarded. Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should a director not serve until the end of his or her term for any other reason (apart from death or disability), any options unexercised, or Restricted Shares or RSUs unvested, at the time of ceasing to serve will expire and be cancelled and forfeited immediately. The nominees for directors, including the nominees for external directors, Mr. Gideon Lahav and Mr. Avner Hermoni, will, if elected, participate in the 2005 Directors Plan and receive stock-based remuneration as eligible directors thereunder as described above.

The shareholders of the Company previously resolved, with respect to external directors, that in the event that, during their term as external directors, the Company increases the remuneration payable, whether the annual payment or the participation compensation, to any ‘other directors’, as such term is defined in the Regulations, or grants additional options to purchase Ordinary Shares to ‘other directors’, each external director will be entitled, without further shareholder approval, to receive additional remuneration, if necessary, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as annual payment or as participation compensation, respectively, or be granted additional options to purchase such number of additional Ordinary Shares as is equal to the average number of additional Ordinary Shares subject to the options being granted to such ‘other directors’ and on substantially similar terms, as applicable. The Remuneration Committee, the Audit Committee and the Board have resolved, subject to applicable regulations and shareholder approval, that the foregoing would apply to the nominees for external directors and to any additional stock-based remuneration as well, so that, if elected, the nominees for external directors would in the future receive additional remuneration, including any additional stock-based remuneration, required in order to align their compensation with the average compensation payable, including average stock-based remuneration awarded, to ‘other directors’, in the manner described above.

In addition, the shareholders of the Company have in the past resolved to ratify and approve the purchase of insurance coverage in respect of the liability of its office holders (including directors); to indemnify all directors of the Company currently in office, and any additional or other directors as may be appointed from time to time; and to exempt and release to the maximum extent permitted by law all directors of the Company currently in office, and any additional or other directors as may be appointed from time to time, from and against all liability for monetary or other damages due to, or arising from, a breach of their duty of care to the Company, including in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard.

Any new director who is elected at the Meeting, as well as any current directors who are re-elected, including external directors, would be remunerated in the manner and would benefit from the insurance, indemnification, release and exemption discussed above.

Equity Awards to Directors

The following table sets forth information, as of May 16, 2012, concerning all outstanding option awards to persons who currently serve as directors (other than the retiring director, Mr. Benyamini):

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Yochai Richter	Sep-26-2005	23.01	27,500	27,500	0	Sep-25-2012
	Sep-18-2008	9.89	60,000	60,000	0	Sep-17-2015
	Jun-23-2009	7.21	40,000	26,667	13,333	Jun-22-2016
	Sep-1-2010	10.28	4,966	4,966	0	Aug-31,2017
	Jun-26-2011	12.48	4,583	0	4,583	Jun-25-2018

Michael Anghel	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	0	3,667	Jun-25-2018

Yehudit Bronicki	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	0	3,667	Jun-25-2018

Dan Falk	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	0	3,667	Jun-25-2018

Gideon Lahav	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	0	3,667	Jun-25-2018

Eliezer Tokman	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	0	3,667	Jun-25-2018

Shimon Ullman	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	0	3,667	Jun-25-2018

Arie Weisberg	Sep-26-2005	24.27	13,750	13,750	0	Sep-25-2012
	Aug-10-2006	22.44	28,100	28,100	0	Aug-9-2013
	Aug-8-2007	21.65	16,000	16,000	0	Aug-8-2014
	Aug-7-2008	11.84	30,000	30,000	0	Aug-6-2015
	Nov-20-2008	3.86	30,000	30,000	0	Nov-19-2015
	Feb-26-2009	4.15	33,750	33,750	0	Feb-25-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	0	3,667	Jun-25-2018

In addition, during 2011, a total of 12,102 Restricted Shares (excluding Restricted Shares issued to the retiring director, Mr. Benyamini) were issued to persons who were, during that year, directors of the Company, comprised of 1,833 Restricted Shares issued to the Active Chairman of the Board and 1,467 Restricted Shares issued to each other such director. For information concerning Restricted Shares held by persons who currently serve as directors, see footnote 1(b) to the table of Nominees for Directors presented above.

All such awards are subject to the terms of the 2000 Plan and (other than certain of the awards made to the Active Chairman of the Board and to Mr. Weisberg) were made as part of the 2005 Directors Plan. For information concerning the method of calculation of the number of options and Restricted Shares awarded to directors under the 2005 Directors Plan, see—Other Directors’ Remuneration. On May 9, 2012, the closing price of the Ordinary Shares as reported by Nasdaq was $10.18.

During 2011, no options to purchase Ordinary Shares were exercised by any directors of the Company. In addition, during 2011, a total of 21,364 Restricted Shares held by directors (all of which were granted during 2008 or 2010) vested. During the period from January 1, 2012 to May 16, 2012, no options to purchase Ordinary Shares were exercised or forfeited by any directors of the Company, nor did any Restricted Shares held by any director vest.

In accordance with Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”), and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of Restricted Shares or shares delivered in settlement of RSUs or acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee. There are no longer any outstanding options that were awarded prior to January 1, 2003. Pursuant to shareholder approval, each of the equity awards to directors specified in the table above, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan or the 2010 Plan (whether as part of the 2005 Directors Plan or otherwise), will benefit from the above-described capital gains tax treatment. So long as any member of the Board, including the Active Chairman of the Board, remains a director of the Company, any future equity awards to such director, other than under the 2005 Directors Plan, would require specific shareholder approval.

Certain Information Concerning Equity Awards to Directors and Executives

The following table sets forth for all Directors and Executives as a group, including all persons who were at any time during the period indicated Directors or Executives, certain information in respect of both the 2000 Plan and the 2010 Plan concerning: (i) equity awards granted by the Company between January 1, 2011 and December 31, 2011; (ii) options which were exercised and paid, and Restricted Shares and RSUs which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2011.

	Plan
	2000	2010
Equity Awards Granted:
• Number of Ordinary Shares subject to options	39,519	N/A
• Weighted average option exercise price per Ordinary Share	$12.66	N/A
• Year of expiration of options	2018	N/A
• Number of Restricted Shares	13,569	0
• Number of RSUs	N/A	67,150
Options Exercised/Paid; Restricted Shares and RSUs Vested:
• Number of Ordinary Shares subject to options	26,750	N/A
• Weighted average option exercise price per Ordinary Share	$4.69	N/A
• Restricted Shares vested	52,864	0
• RSUs vested	N/A	0
Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	32,150	N/A
• Weighted average option exercise price per Ordinary Share	10.67	N/A
• Number of Restricted Shares	0	0
• Number of RSUs	N/A	5,700
Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	1,062,193	N/A
• Weighted average option exercise price per Ordinary Share	$12.11	N/A
• Weighted average remaining option life (years)	3.56	N/A
• Number of Restricted Shares	232,317	0
• Number of RSUs	N/A	109,550

It is proposed that at the 2012 Annual General Meeting the following resolutions be adopted:

“RESOLVED that:

(a)	The Class II Director, Shimon Ullman, be, and he hereby is, re-elected for a term of approximately three years expiring at the end of the annual general meeting of shareholders to be held in 2015 and when his successor has been duly elected;

(b)	The Class II Director, Dan Falk, be, and he hereby is, re-elected for a term of approximately three years expiring at the end of the annual general meeting of shareholders to be held in 2015 and when his successor has been duly elected;

(c)	Jacob Richter be, and he hereby is, elected as a Class III Director for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2013 and when his successor has been duly elected;

(d)	The external director Gideon Lahav, be, and he hereby is, re-elected as an external director as defined in the Israeli Companies Law, 5759-1999, for a term of three years, and that his remuneration and benefits as presented in the Company’s Proxy Statement for its 2012 Annual General Meeting of Shareholders be ratified and approved;

(e)	Avner Hermoni, be, and he hereby is, elected as an external director as defined in the Israeli Companies Law, 5759-1999, for a term of three years, and that his remuneration and benefits as presented in the Company’s Proxy Statement for its 2012 Annual General Meeting of Shareholders be ratified and approved.”

Each of the five resolutions above will be voted upon separately at the Meeting.

The Board recommends a vote FOR approval of the proposed resolutions.

ITEM 2—Approval of Re-appointment of Auditors

At the 2012 Annual General Meeting, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited (“PwC”), will be nominated for re-appointment as auditors of the Company for the fiscal year ending December 31, 2012, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board, and the Company’s shareholders have done so in the past. Pursuant to Israeli law, the Audit Committee is required to examine the external auditor’s fees and to provide its recommendations with respect thereto to the appropriate corporate organ. The Audit Committee has reviewed, and is satisfied with, the performance of Kesselman & Kesselman, and has approved their re-appointment as external auditors. Approval of that appointment, as well as authorization of the Board to determine the compensation of the external auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of the Audit Committee’s final review of management’s annual report on internal control over financial reporting or at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman & Kesselman and/or other member firms of PwC, as well as a report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, a member of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2011 and 2010 were pre-approved by the Audit Committee in accordance with the procedures outlined above, save that the list of services that were proposed to be provided during 2011 by Kesselman & Kesselman and/or other member firms of PwC and the report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed, were presented to the Audit Committee in May 2011, subsequent to the Audit Committee’s final review of management’s annual report on internal control over financial reporting and to the approval of the Company’s annual financial statements for the preceding fiscal year.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011	2010
Audit fees (1)	$806,000	$873,000
Audit related fees (2)	197,000	74,000
Tax fees (3)	335,000	391,000

Total	$1,338,000	$1,338,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and fees in connection with the registered public offering of 7,705,000 Ordinary Shares at a public offering price of $12.50 per Ordinary Share completed by the Company in May 2011.
(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.

Kesselman & Kesselman has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of Kesselman & Kesselman. A representative of Kesselman & Kesselman will be present at the Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

It is proposed that at the 2012 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s auditors, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited, be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2012, and until the Company’s next annual general meeting, and that the Board of Directors of the Company be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

The Audit Committee recommends a vote FOR approval of the proposed resolution.

Consideration of the Report of the Independent Registered Public Accounting

Firm and the Consolidated Financial Statements

At the 2012 Annual General Meeting, the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2011, will be presented for discussion. The representative of Kesselman & Kesselman present at the Meeting will be available to respond to appropriate questions from shareholders concerning the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company.

SHAREHOLDER PROPOSALS

All shareholder proposals which are intended to be presented at the 2013 Annual General Meeting of Shareholders must be received by the Company no later than January 18, 2013.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, but if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board

YOCHAI RICHTER	RAANAN COHEN
Active Chairman of the Board of Directors	President and Chief Executive Officer

Dated: May 18, 2012

☐                         ¢

ORBOTECH LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 24, 2012

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints MR. YOCHAI RICHTER and MR. RAANAN COHEN, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of ORBOTECH LTD. (the “Company”), standing in the name of the undersigned at the close of trading on May 16, 2012, at the 2012 Annual General Meeting of Shareholders of the Company to be held at the Company’s principal offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, on Sunday, June 24, 2012, at 10:00 a.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side:

(Continued and to be signed on the reverse side)

¢	14475 ¢

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ORBOTECH LTD.

June 24, 2012

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card

are available at www.orbotech.com/investors/SEC Filings

Please complete, sign, date and mail your

proxy card in the envelope provided

as soon as possible.

In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on June 22, 2012. Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

i  Please detach along perforated line and mail in the envelope provided.  i

¢         00003030303033000000    9                                                                                  062412

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The shares represented by this Proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the nominees as directors and “FOR” Item 2 listed herein. Matters covered by Item 3 will be voted by the persons designated as proxies in their judgment. Each signer hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.		1.	THE ELECTION OF DIRECTORS INCLUDING AN EXTERNAL DIRECTORS; AND THE APPROVAL OF THE REMUNERATION AND BENEFITS OF THE EXTERNAL DIRECTORS
			THE NOMINEE AS CLASS II DIRECTOR IS:	FOR	AGAINST	ABSTAIN
			1a SHIMON ULLMAN	☐	☐	☐
THE NOMINEE AS CLASS II DIRECTOR IS:
			1b DAN FALK	☐	☐	☐
THE NOMINEE AS CLASS III DIRECTOR IS:
			1c JACOB RICHTER	☐	☐	☐
THE NOMINEE AS EXTERNAL DIRECTOR IS:
			1d GIDEON LAHAV (INCLUDING HIS REMUNERATION AND BENEFITS)	☐	☐	☐
THE NOMINEE AS EXTERNAL DIRECTOR IS:
			1e AVNER HERMONI (INCLUDING HIS REMUNERATION AND BENEFITS)	☐	☐	☐

2.

APPROVAL OF PROPOSAL TO RE-APPOINT KESSELMAN & KESSELMAN AS AUDITORS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THE REMUNERATION OF SAID AUDITORS PROVIDED SUCH REMUNERATION IS ALSO APPROVED BY THE AUDIT COMMITTEE:

				☐	☐	☐

3.

OTHER MATTERS: Discretionary authority is hereby granted with respect to such other matters as may properly come before the Meeting or any adjournment thereof. Any and all proxies heretofore given are hereby revoked.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

¢	¢

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch Corporate Vice President and Chief Financial Officer

Date: May 18, 2012